UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Pareteum Corporation
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

69946T108
(CUSIP Number)

December 27, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐      Rule 13d-1(b)

☑      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69946T108
1	NAME OF REPORTING PERSON Corbin Mezzanine Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 19,808,979
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,808,979
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,808,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON PN

*
All percentages of Common Stock outstanding contained herein are based on 184,439,619 shares of Common Stock outstanding as of  December 28, 2016, as disclosed by the Issuer to the Reporting Persons, and after giving effect to the issuance of 15,651,084 shares of Common Stock pursuant to the Corbin Warrant (defined below).

CUSIP No.: 69946T108
1	NAME OF REPORTING PERSON Corbin Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 19,808,979
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,808,979
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,808,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12	TYPE OF REPORTING PERSON IA

*
All percentages of Common Stock outstanding contained herein are based on 184,439,619 shares of Common Stock outstanding as of  December 28, 2016, as disclosed by the Issuer to the Reporting Persons, and after giving effect to the issuance of 15,651,084 shares of Common Stock pursuant to the Corbin Warrant (defined below).

CUSIP No.: 69946T108
1	NAME OF REPORTING PERSON Corbin Capital Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER 19,808,979
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,808,979
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,808,979
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON PN

*
All percentages of Common Stock outstanding contained herein are based on 184,439,619 shares of Common Stock outstanding as of  December 28, 2016, as disclosed by the Issuer to the Reporting Persons, and after giving effect to the issuance of 15,651,084 shares of Common Stock pursuant to the Corbin Warrant (defined below).

CUSIP No.: 69946T108
Item 1(a)	NAME OF ISSUER: Pareteum Corporation (the “Company”)

Item 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 100 Park Avenue New York, New York 10017

ITEM 2(a)-(c)
NAME, PRINCIPAL BUSINESS ADDRESS AND CITIZENSHIP OF PERSONS FILING:

Corbin Mezzanine Fund I, L.P.
590 Madison Avenue, 31st Floor
New York, New York  10022,
which is a Delaware limited partnership.

Corbin Capital Partners, L.P.
590 Madison Avenue, 31st Floor
New York, New York  10022,
which is a Delaware limited partnership.

Corbin Capital Partners Management, LLC
590 Madison Avenue, 31st Floor
New York, New York  10022,
which is a Delaware limited liability company.

ITEM 2(d)	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.00001 per share

ITEM 2(e)	CUSIP NO.: 69946T108

CUSIP No.: 69946T108
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §240.13d-1(b) or §240.13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned: Corbin Mezzanine Fund I, L.P. – 19,808,979 Corbin Capital Partners, L.P. – 19,808,979 Corbin Capital Partners Management, LLC – 19,808,979

	(b)	Percent of class: Corbin Mezzanine Fund I, L.P. – 9.9% Corbin Capital Partners, L.P. – 9.9% Corbin Capital Partners Management, LLC – 9.9%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote Corbin Mezzanine Fund I, L.P. – 0 Corbin Capital Partners, L.P. – 0 Corbin Capital Partners Management, LLC – 0

		(ii)	Shared power to vote or direct the vote Corbin Mezzanine Fund I, L.P. – 19,808,979 Corbin Capital Partners, L.P. – 19,808,979 Corbin Capital Partners Management, LLC – 19,808,979

		(iii)	Sole power to dispose or to direct the disposition of Corbin Mezzanine Fund I, L.P. – 0 Corbin Capital Partners, L.P. – 0 Corbin Capital Partners Management, LLC – 0

		(iv)	Shared power to dispose or to direct the disposition of Corbin Mezzanine Fund I, L.P. – 19,808,979 Corbin Capital Partners, L.P. – 19,808,979 Corbin Capital Partners Management, LLC – 19,808,979

Corbin Mezzanine Fund I, L.P. (the “Fund”) currently holds 4,157,895 shares of common stock, $0.00001 par value (the “Common Stock”), of the Company. In connection with entry into the Amended and Restated Credit Agreement (the “Credit Facility”), as disclosed in the Form 8-K filed by the Company with the Securities and Exchange Commission on December 29, 2016, the Company issued a warrant to the Fund to acquire up to a total of 27,051,627 shares of Common Stock at an exercise price equal to $0.13 per share at any time and from time to time on or after December 27, 2016 through December 27, 2019 (“Corbin Warrant”), provided that the Fund may not exercise the Corbin Warrant to any extent that would cause the Fund to beneficially own in excess of 9.99% of the Common Stock. Assuming the exercise of the Corbin Warrant to the maximum extent so permitted, as of the date hereof the Fund has the right to acquire approximately 15,651,084 shares of Common Stock. Giving effect to such exercise, the Reporting Persons may be deemed to beneficially own 19,808,979 of the 200,090,703 shares of Common Stock deemed outstanding.

Corbin Capital Partners, L.P., adviser to the Fund (the “Adviser”), and Corbin Capital Partners Management, LLC, the sole general partner of the Fund (the “GP”), may be deemed to beneficially own the shares of Common Stock that may be deemed beneficially owned by the Fund.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.

ITEM 10.
CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2017

Corbin Mezzanine Fund I, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Corbin Capital Partners, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Corbin Capital Partners Management, LLC

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated January 6, 2017 relating to the Common Stock, par value $0.00001 per share of Pareteum Corporation shall be filed on behalf of the undersigned.

Date: January 6, 2017

Corbin Mezzanine Fund I, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Corbin Capital Partners, L.P.

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer

Corbin Capital Partners Management, LLC

By:	/s/ Anthony J. Anselmo
Name:	Anthony J. Anselmo
Title:	Chief Operating Officer